SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2003

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

Restatement of Woori Finance Holdings First Half 2003 Financial Statements
NON-CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES

Restatement of Woori Finance Holdings First Half 2003 Financial Statements

Consolidated net income of Woori Finance Holdings for 1H 2003 has been restated as Won 497 billion from Won 407 billion as a result of an amendment by Woori Bank with respect to its ABS subordinated debenture-related income and subsequent events with respect other subsidiaries of Woori Finance Holdings.

Please refer to the below table for more detailed information with respect to the restatement of Woori Finance Holdings 1H 2003 financial statements.

Net Income Restatement Details

(units: billions of Won)

Item	Before (A)	After (B)	Diff. (A-B)

Woori Finance Holdings (Cons.)	406.8	497.0	90.2
Woori Finance Holdings (Non-cons.)	418.4	507.5	89.1
Woori Bank	559.7	814.9	255.2
Woori Card	(246.3)	(409.8)	(163.5)
Kyongnam Bank	60.6	57.7	(2.9)
Woori Securities	(9.8)	(11.4)	(1.6)
SPC and Consolidated Adjustments	—	3.0	3.0

*	Based on Korean corporate accounting regulations. In the event an amendment is made on previous financial statements, subsequent events from the respective closing date to the restatement date have to be reflected in the newly prepared financial statements.

Restated financial statements have been prepared for Woori Finance Holdings (on both a consolidated and non-consolidated basis), Woori Bank and Woori Credit Card.

Attached:

Woori Financial Holdings restated non-consolidated 1H 2003 financial statements

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTH AND SIX- MONTH PERIODS
ENDED JUNE 30, 2003 (RESTATED) AND 2002
TOGETHER WITH INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Board of Directors of
Woori Finance Holdings Co., Ltd.:

We have reviewed the accompanying non-consolidated balance sheet of Woori Finance Holdings Co., Ltd. (the “Company”) as of June 30, 2003 and the related non-consolidated statements of income and cash flows for the three-month and six-month periods ended June 30, 2003, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review. The non-consolidated statements of income for the three-month and six-month periods ended June 30, 2002, which are presented for comparative purposes, were reviewed by Anjin & Co. whose report dated August 9, 2002 stated that nothing had come to their attention that caused them to believe that such non-consolidated statements of income were not presented fairly, in all material respects, in accordance with financial accounting standards in the Republic of Korea.

We conducted our review in accordance with standards for review of interim financial statements in the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying non-consolidated financial statements as of and for the three-month and six-month periods ended June 30, 2003 are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We have previously audited the non-consolidated balance sheet of the Company as of December 31, 2002 and the accompanying related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended (not presented herein) in accordance with auditing standards generally accepted in the Republic of Korea and in our report dated March 26, 2003, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying non-consolidated balance sheet as of December 31, 2002 presented for comparative purposes does not materially differ from the audited non-consolidated balance sheet.

Our review also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that causes us to believe that such translation has not been made in conformity with the basis stated in Note 2 to the accompanying non-consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

Without affecting our conclusion, we draw attention to the following:

As explained in Note 2 to the accompanying non-consolidated financial statements, the Company comparatively presented the balance sheets as of June 30, 2003 and December 31,2002 and the statements of income for the three-month and six-month periods ended June 30, 2003 and 2002. However, the Company presents stand-alone statements of cash flows for the three-month and six-month periods ended June 30, 2003 in accordance with Statement of Korean Accounting Standards No 2.

As explained in Note 21 to the accompanying non-consolidated financial statements, Woori Bank, a subsidiary of the Company, has loans receivable from and payment guarantees for SK Networks Co., Ltd.(formerly known as “SK Global”) and its overseas subsidiaries (collectively referred to as “SK Networks”) of W311 billion (US$261 million). In connection therewith, Woori Bank provided W185 billion (US$155 million) as allowances for credit losses as of June 30, 2003. However, SK Networks is currently undergoing a corporate restructuring and depending on the result of this restructuring, Woori Bank’s actual losses on SK Networks credit may differ materially.

As explained in Note 23 to the accompanying non-consolidated financial statements, Woori Bank merged with Woori Investment Bank, a subsidiary of the Company, on July 31, 2003 pursuant to a merger agreement dated June 25, 2003. As a result, Woori Bank took over substantially all of the assets and liabilities of Woori Investment Bank by exchanging one common share of Woori Investment Bank for 0.0355 share of Woori Bank. Accordingly, the number of issued common shares of Woori Bank increased from 553 million to 571 million and contributed capital of Woori Bank increased from W2,764.4 billion (US$2,317 million) to W2,852.8 billion (US$2,391 million).

We had reviewed the interim non-consolidated financial statements of the Company for the six months ended June 30, 2003 and issued the independent accountants’ review report on August 9, 2003. As explained in Note 22 to accompanying non-consolidated financial statements, the Company restated its non-consolidated interim financial statements for the six months ended June 30, 2003 reflecting the subsequent events discovered after the issuance of such interim financial statement. As a result, the Company’s previously reported total assets of W8,180 billion (US$6,856 million), total liabilities of W2,294 billion (US$1,923 million), and total shareholders’ equity of W5,886 billion (US$4,933 million) as of June 30, 2003, and net income of W418 billion (US$350 million) for the six months ended June 30, 2003 are amended to W8,226 billion (US$6,895 million), W2,294 billion (US$1,923 million), W5,932 billion (US$4,972 million), and W508 billion (US$426 million), respectively. Accordingly, we reissue this independent accountants’ review report on the restated accompanying non-consolidated financial statements of the Company for the six months ended June 30, 2003.

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations or cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

October 16, 2003

Notice to Readers

This report is effective as of October 16, 2003, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2003 (RESTATED) AND DECEMBER 31, 2002

(See Independent Accountants’ Review Report)

	Korean won				US dollars (Note 2)

	June		December		June		December
	30, 2003		31, 2002		30, 2003		31, 2002

	(In millions)				(In thousands)

	(restated)				(restated)
ASSETS
Cash and bank deposits (Note 19)	W	140,500	W	73,256	US$	117,760	US$	61,400
Investment securities of subsidiaries (Note 3)		7,033,121		6,062,119		5,894,830		5,080,981
Loans, net of allowance for possible loan losses (Notes 4, 5 and 19)		1,022,378		1,231,207		856,909		1,031,939
Fixed assets (Note 6)		387		374		324		313
Other assets (Notes 7, 11 and 19)		29,743		22,195		24,929		18,603

	W	8,226,129	W	7,389,151	US$	6,894,752	US$	6,193,236

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Borrowings (Note 8)	W	200,000	W	300,000	US$	167,631	US$	251,446
Debentures, net of discounts and reconciliation for conversion rights added accrued interest and redemption premium (Notes 9 and 11)		2,062,886		1,999,250		1,729,013		1,675,677
Other liabilities (Notes 10, 11, 12 and 19)		31,274		25,772		26,212		21,601

		2,294,160		2,325,022		1,922,856		1,948,724

SHAREHOLDERS’ EQUITY
Common stock (Note 13)		3,877,525		3,839,074		3,249,958		3,217,730
Capital surplus (Note 13)		61,827		58,645		51,821		49,153
Retained earnings
(Net income of W507,502 million for six months ended June 30, 2003 and 589,214 million for the year ended December 31, 2002)		1,585,802		1,145,518		1,329,145		960,119
Capital adjustments (Notes 3 and 14)		406,815		20,892		340,972		17,510

		5,931,969		5,064,129		4,971,896		4,244,512

	W	8,226,129	W	7,389,151	US$	6,894,752	US$	6,193,236

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2003 (RESTATED) AND 2002

(See Independent Accountants’ Review Report)

	Korean won								US dollars (Note 2)

	2003				2002				2003				2002

	Three months		Six months		Three months		Six months		Three months		Six months		Three months		Six months
	ended June 30		ended June 30		ended June 30		ended June 30		ended June 30		ended June 30		ended June 30		ended June 30

	(In millions, except for income per share data)								(In thousands, except for income per share data)
	(restated)		(restated)						(restated)		(restated)
OPERATING REVENUE
Gain on valuation using the equity method of accounting (Note 3)	W	339,466	W	549,454	W	305,644	W	187,124	US$	284,525	US$	460,526	US$	256,176	US$	156,839
Interest income (Note 19)		17,777		37,358		13,837		27,445		14,900		31,312		11,598		23,003
Gain on valuation of swap contracts (Notes 9 and 19)		—		1,392		—		1,548		—		1,166		—		1,297
Gain on foreign currency translation		21,612		7,003		17,895		18,577		18,114		5,870		14,999		15,570
Reversal of allowance for doubtful accounts		9,986		3,773		—		—		8,370		3,162		—		—

		388,841		598,980		337,376		234,694		325,909		502,036		282,773		196,709

OPERATING EXPENSES Interest expense (Note 19)		(34,687)		(69,899)		(28,572)		(52,606)		(29,073)		(58,586)		(23,947)		(44,091)
Loss on valuation of swap contracts (Notes 9 and 19)		(22,792)		(6,817)		(18,922)		(18,613)		(19,103)		(5,714)		(15,859)		(15,600)
Bad debt expense		—		—		(487)		(383)		—		—		(408)		(321)
Loss on foreign currency transactions		—		—		—		(2,016)		—		—		—		(1,690)
Loss on foreign currency translation		—		—		(104)		(149)		—		—		(88)		(125)
Fees and commissions (Note 19)		(1,553)		(2,568)		(2,301)		(2,788)		(1,302)		(2,152)		(1,929)		(2,337)
General and administrative (Notes 16 and 19)		(4,217)		(12,349)		(9,542)		(13,149)		(3,535)		(10,350)		(7,998)		(11,021)

		(63,249)		(91,633)		(59,928)		(89,704)		(53,013)		(76,802)		(50,229)		(75,185)

OPERATING INCOME		325,592		507,347		277,448		144,990		272,896		425,234		232,544		121,524
NON-OPERATING INCOME		—		191		95		2,046		—		160		80		1,715
NON-OPERATING EXPENSES		(29)		(36)		(44)		(44)		(24)		(30)		(37)		(37)

INCOME BEFORE INCOME TAX EXPENSE		325,563		507,502		277,499		146,992		272,872		425,364		232,587		123,202

INCOME TAX EXPENSE (Note 15)		—		—		—		—		—		—		—		—

NET INCOME	W	325,563	W	507,502	W	277,499	W	146,992	US$	272,872	US$	425,364	US$	232,587	US$	123,202

(continued)

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2003 (RESTATED) AND 2002

(See Independent Accountants’ Review Report)

	Korean won								US dollars (Note 2)

	2003				2002				2003				2002

	Three months		Six months		Three months		Six months		Three months		Six months		Three months		Six months
	ended June 30		ended June 30		ended June 30		ended June 30		ended June 30		ended June 30		ended June 30		ended June 30

	(In millions, except for income per common share data)								(In thousands, except for income per common share data)
	(restated)		(restated)						(restated)		(restated)
BASIC ORDINARY INCOME PER COMMON SHARE (Note 20)	W	424	W	661	W	378	W	201	US$	0.355	US$	0.554	US$	0.317	US$	0.168

BASIC NET INCOME PER COMMON SHARE (Note 20)	W	424	W	661	W	378	W	201	US$	0.355	US$	0.554	US$	0.317	US$	0.168

DILUTED ORDINARY INCOME PER COMMON SHARE (Note 20)	W	413	W	649	W	376	W	200	US$	0.346	US$	0.544	US$	0.315	US$	0.168

DILUTED NET INCOME PER COMMON SHARE (Note 20)	W	413	W	649	W	376	W	200	US$	0.346	US$	0.544	US$	0.315	US$	0.168

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2003 (RESTATED)

(See Independent Accountants’ Review Report)

	Korean won				US dollars (Note 2)

	Three months		Six months		Three months		Six months
	ended June 30		ended June 30		ended June 30		ended June 30

	(In millions)				(In thousands)

	(restated)		(restated)		(restated)		(restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	W	325,563	W	507,502	US$	272,872	US$	425,364

Adjustments to reconcile net income to net cash used in operating activities:
Interest expense (amortization of discounts on debentures)		2,949		5,217		2,473		4,371
Loss on valuation of swap contracts		22,792		5,425		19,103		4,548
Provision for severance benefits		210		267		176		224
Depreciation		36		70		30		59
Amortization on intangible assets		4		7		3		6
Stock compensation		117		234		98		196
Gain on valuation using the equity method of accounting		(339,466)		(549,454)		(284,525)		(460,526)
Long-term accrued interest income		(6,552)		(12,968)		(5,492)		(10,870)
Gain on foreign currency translation		(21,612)		(7,003)		(18,114)		(5,870)
Reversal of allowance for doubtful accounts		(9,986)		(3,773)		(8,370)		(3,162)

		(351,508)		(561,978)		(294,618)		(471,024)

Changes in operating assets and liabilities:
Decrease in other assets		6,120		5,474		5,129		4,588
Increase (decrease) in other liabilities		(4,316)		183		(3,617)		153

		1,804		5,657		1,512		4,741

Net cash used in operating activities		(24,141)		(48,819)		(20,234)		(40,918)

(continued)

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE THREE—MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2003 (RESTATED)

(See Independent Accountants’ Review Report)

	Korean won				US dollars (Note 2)

	Three months		Six months		Three months		Six months
	ended June 30		ended June 30		ended June 30		ended June 30

	(In millions)				(In thousands)

	(restated)		(restated)		(restated)		(restated)
CASH FLOWS FROM INVESTING ACTIVITIES:
Dividend income	W	152,108	W	153,608	US$	127,490	US$	128,747
Collection of loans		—		10,400		—		8,717
Collection of other loans		7,400		292,286		6,202		244,980
Acquisition of investment securities of subsidiaries		—		(200,000)		—		(167,631)
Increase in loans		—		(90,000)		—		(75,434)
Acquisition of fixed assets		(13)		(22)		(11)		(18)

Net cash provided by investing activities		159,495		166,272		133,681		139,361

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from debentures in local currency		—		20,000		—		16,763
Proceeds from debentures in foreign currencies		—		48,633		—		40,761
Capital increase with consideration		38,416		38,420		32,198		32,202
Payment of borrowings		(100,000)		(100,000)		(83,815)		(83,815)
Payment of dividends		(57,262)		(57,262)		(47,994)		(47,994)

Net cash used in financing activities		(118,846)		(50,209)		(99,611)		(42,083)

NET INCREASE IN CASH AND BANK DEPOSITS		16,508		67,244		13,836		56,360
CASH AND BANK DEPOSITS, BEGINNING OF THE PERIOD		123,992		73,256		103,924		61,400

CASH AND BANK DEPOSITS, END OF THE PERIOD	W	140,500	W	140,500	US$	117,760	US$	117,760

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2003 (RESTATED) AND 2002

(See Independent Accountants’ Review Report)

1.	GENERAL:

(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the five financial institutions (Woori Bank (formerly Hanvit Bank), Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea) and Woori Investment Bank (hereafter collectively referred to as the “Five Subsidiaries”)), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. In accordance with its functional restructuring, the Company established or acquired seven more subsidiaries, and has four 2nd -tier subsidiaries. Upon incorporation, the Company’s common stock amounted to W3,637,293 million (US$3,048,607 thousand), consisting of 727,458,609 common shares (W5,000 per share) issued and outstanding. However, as a result of several capital increases and exercise of warrants since incorporation, the Company’s common stock amounted to W3,877,525 million (US$3,249,958 thousand), consisting of 775,504,910 common shares issued and outstanding as of June 30, 2003. On June 24, 2002, the Company listed its common shares on the Korea Stock Exchange through a public offering at a price of W6,800 per share with 36,000,000 new shares and 54,000,000 issued shares. The KDIC owned 673,458,609 (86.8%) shares of the Company’s common shares as of June 30, 2003.

(2)	Subsidiaries

General information pertaining to the Company’s subsidiaries is as follows:

Woori Bank (formerly Hanvit Bank) was established in 1899 and is engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law, and foreign exchange business with approval from the Bank of Korea (“the BOK”) and the Ministry of Finance and Economy (“the MOFE”). In connection with the infusion of public funds, Woori Bank and the KDIC have entered into the Agreement on the Implementation of the Business Plan. Woori Bank changed its name from Hanvit Bank to Woori Bank on May 20, 2002. Its common stock amounted to W2,764,400 million (US$2,316,989 thousand) consisting of 552,880,000 common shares issued and outstanding as of June 30, 2003. Woori Bank is wholly owned by the Company. The head office of Woori Bank is located in Seoul, Korea. Woori Bank has 673 branches and offices in Korea and overseas.

Kyongnam Bank was incorporated on April 18, 1970 and is engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law, and foreign exchange business with approval from the BOK and the MOFE. In connection with the infusion of public funds, Kyongnam Bank and the KDIC have entered into the Agreement on the Implementation of the Business Plan. As of June 30, 2003, Kyongnam Bank’s common stock amounted to W259,000 million (US$217,082 thousand) consisting of 51,800,043 shares of common stock issued and outstanding of which the Company owns 99.99%. The head office of Kyongnam Bank is located in Masan, Korea. Kyongnam Bank has 128 branches and offices in Korea.

Kwangju Bank was established on October 7, 1968 and is engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law, and foreign exchange business with approval from the BOK and the MOFE. In connection with the infusion of public funds, Kwangju Bank and the KDIC have entered into the Agreement on the Implementation of the Business Plan. As of June 30, 2003, its common stock amounted to W170,403 million (US$142,824 thousand) consisting of 34,080,517 common shares issued and outstanding of which the Company owns 99.99%. Kwangju Bank’s head office is located in Kwangju City, Korea and has 112 domestic branches and offices in Korea.

Woori Credit Card Co., Ltd. (“WCC”, formerly Peace Bank of Korea) was established on November 6, 1991 to engage in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law, and foreign exchange business with approval from the BOK and the MOFE. On December 17, 2001, WCC changed its name from Peace Bank of Korea to Woori Credit Card Co., Ltd. and is engaged in the credit card business, factoring and other financing services. Pursuant to the business transfer agreement entered into between Woori Bank and WCC dated December 26, 2001, the banking business segment (including trust accounts) of WCC was merged with Woori Bank as of December 31, 2001. WCC acquired the credit card subscriber base of Woori Bank on January 31, 2002. In connection with the infusion of public funds, WCC and the KDIC have entered into the Agreement on the Implementation of the Business Plan. As of June 30, 2003, WCC’s common stock amounted to W1,373,000 million (US$1,150,784 thousand) consisting of 274,600,000 shares of common stock issued and outstanding all of which are owned by the Company. The head office of WCC is located in Seoul, Korea.

Woori Investment Bank (“WIB”, formerly Hanaro Investment Bank) was established on November 3, 2000 with an initial capital of W30,000 million (US$25,145 thousand; 6,000,000 common shares issued), which was provided by the KDIC. On November 10, 2000, it started its merchant bank services upon obtaining approval from the Financial Supervisory Commission. As of November 21, 2000, in accordance with the Financial Supervisory Commission’s directive, WIB took over W2,490.2 billion (US$2,087.2 million) of assets and W5,462.9 billion (US$4,578.7 million) of liabilities from four merchant banks (Yeungnam Merchant Banking Corp., Central Banking Corp., Korea Merchant Banking Corp. and H&S Investment Bank Corp.) considered as distressed financial institutions. In connection with the infusion of public funds, WIB and the KDIC have entered into the Agreement on the Implementation of the Business Plan. On September 1, 2001, WIB changed its name from Hanaro Investment Bank to Woori Investment Bank. As of June 30, 2003, WIB’s common stock amounted to W2,491,200 million (US$2,088,006 thousand) consisting of 498,240,000 shares issued and outstanding all of which are owned by the Company.

Woori Finance Information System Co., Ltd. (“WFIS”, formerly Hanviteun System) was established on April 17, 1989 and is engaged in the business of installing computerized financial systems. On September 29, 2001, the Company purchased all of the common stock of WFIS from Woori Bank in accordance with the group’s functional restructuring, making WFIS a subsidiary of the Company. On October 15, 2001, WFIS changed its name from Hanviteun System Co., Ltd. to Woori Finance Information System Co., Ltd. As of June 30, 2003, its common stock amounted to W4,500 million (US$3,772 thousand) consisting of 900,000 shares issued and outstanding all of which are owned by the Company. The office of WFIS is located in Seoul, Korea.

Woori F&I Co., Ltd. (“WF&I”, formerly Woori Asset Management Co., Ltd. (“WAMC”)) was established on November 16, 2001 to engage in the business of management, operation, and disposition of securitization assets. On September 13, 2002, WF&I split off the asset management business segment and established Woori CA Asset Management Co., Ltd. (“WCAAMC”). As a result, WF&I is engaged in the business of acquisition and disposition of securities issued by asset securitization specialty corporations, established based on the Act on Asset-Backed Securitization for the purpose of non-performing assets securitization, and in the business of acquisition and disposition of equity of asset management corporations, which are established for the purpose of non-performing assets management. On September 16, 2002, WF&I changed its name from Woori Asset Management Co., Ltd. to Woori F&I Co., Ltd. As of June 30, 2003, its common stock amounted to W10,000 million (US$8,382 thousand) consisting of 2,000,000 shares issued and outstanding all of which are owned by the Company. The office of WF&I is located in Seoul, Korea.

Woori First Asset Securitization Specialty Co., Ltd. (“WASS1”) was established on November 16, 2001 under the Act on Asset-Backed Securitization of the Republic of Korea as a special purpose company. WASS1 is engaged in the business of management, operation, and disposition of the securitization assets and issuance of asset-backed securities based on the securitization assets acquired from Woori Bank, WCC, Kyongnam Bank, Kwangju Bank and WIB. WASS1 changed its contractor in connection with the asset management and other activities from WF&I to WCAAMC as of September 14, 2002 due to the split off of WCAAMC from WAMC as explained above. As of June 30, 2003, its common stock amounted to W10 million (US$8 thousand) consisting of 2,000 shares issued and outstanding of which the Company owns 95%. WASS1 has a dissolution registered as of October 2, 3003 by determining of the board of the specialty to dissolute WASS1 on September 30, 2003.

Woori Second Asset Securitization Specialty Co., Ltd. (“WASS2”) was established on December 22, 2001 under the Act on Asset-Backed Securitization of the Republic of Korea as a special purpose company. WASS2 is engaged in the business of management, operation, and disposition of the securitization assets and issuance of asset-backed securities based on the securitization assets acquired from WCC. WASS2 changed its contractor in connection with the asset management and other activities from WF&I to WCAAMC as of September 14, 2002 due to the split off of WCAAMC from WAMC as explained above. As of June 30, 2003, its common stock amounted to W10 million (US$8 thousand) consisting of 2,000 shares issued and outstanding of which the Company owns 95%.

Woori Third Asset Securitization Specialty Co., Ltd. (“WASS3”) was established on March 15, 2002 under the Act on Asset-Backed Securitization of the Republic of Korea as a special purpose company. WASS3 is engaged in the business of management, operation, and disposition of the securitization assets and issuance of asset-backed securities based on the securitization assets acquired from Woori Bank, Kyongnam Bank and WCC. WASS3 changed its contractor in connection with the asset management and other activities from WF&I to WCAAMC as of September 14, 2002 due to the split off of WCAAMC from WAMC as explained above. As of June 30, 2003, its common stock amounted to W10 million (US$8 thousand) consisting of 2,000 shares issued and outstanding all of which are owned by the Company. The office of WASS3 is located in Seoul, Korea.

Woori Investment Trust Management Co., Ltd. (“WITM”, formerly Hanvit Investment Trust Management Co., Ltd.) was established on June 24, 1988 and is engaged in the investment trust business under the Investment Trust Business Law with approval from the MOFE. In connection with the functional restructuring, on March 29, 2002, the Company purchased the entire common stock of WITM from Woori Bank, making WITM a subsidiary of the Company. On May 17, 2002, WITM changed its name from Hanvit Investment Trust Management Co., Ltd. to Woori Investment Trust Management Co., Ltd. As of June 30, 2003, its common stock amounted to W30,000 million (US$25,145 thousand) consisting of 6,000,000 shares issued and outstanding all of which are owned by the Company. The office of WITM is located in Seoul, Korea.

Woori Securities Co., Ltd. (“Woori Securities”, formerly Hanvit Securities Co., Ltd.) was established on August 26, 1954 to engage mainly in trading, agency, brokerage, and underwriting of securities and listed its shares on the Korea Stock Exchange on July 26, 1988. In connection with the functional restructuring, as of July 29, 2002, the Company acquired 40.2% (13,250,570 shares) of common stocks of Woori Securities from Woori Bank, making Woori Securities a subsidiary of the Company. On June 1, 2002, Woori Securities changed its name from Hanvit Securities Co., Ltd. to Woori Securities Co., Ltd. As of June 30, 2003, its common stock amounted to W164,782 million (US$138,112 thousand) consisting of 32,956,413 shares issued and outstanding of which the Company owns 40.2%. The head office of Woori Securities is located in Seoul, Korea. Woori Securities has 35 branches and offices in Korea.

(3)	2nd-tier Subsidiaries

General information pertaining to the Company’s 2nd-tier subsidiaries is as follows:

Woori Credit Information Co., Ltd. (“WCI”, formerly Hanvit Credit Information Co., Ltd.) was established on March 15, 1991 and is engaged in the credit investigation business and credit collection business under the Act on Use and Protection of Credit Information of the Republic of Korea. On June 1, 2002, WCI changed its name from Hanvit Credit Information Co., Ltd. to Woori Credit Information Co., Ltd. As of June 30, 2003, the common stock of WCI amounted to W5,040 million (US$4,224 thousand) consisting of 1,008,000 shares issued and outstanding, and is wholly owned by Woori Bank. The head office of WCI is located in Seoul, Korea. WCI has 6 branches and offices in Korea.

Woori America Bank (“WAB”, formerly Hanvit America Bank) was established on January 7, 1984 and is engaged in the banking business in New York, U.S.A. On May 20, 2002, WAB changed its name from Hanvit America Bank to Woori America Bank. As of June 30, 2003, its common stock amounted to US$35,000 thousand consisting of 7,000,000 shares issued and outstanding and is wholly owned by Woori Bank.

PT. Bank Woori Indonesia (“BWI”, formerly P.T. Bank Hanvit Indonesia) was established on June 18, 1992 and is engaged in the banking business in Indonesia. BWI changed its name from P.T. Bank Hanvit Indonesia to PT. Bank Woori Indonesia on May 20, 2002. As of June 30, 2003, its common stock amounted to IDR 170,000 million consisting of 1,700 shares issued and outstanding of which Woori Bank owns 81.6%.

Woori CA Asset Management Co., Ltd. (“WCAAMC”) was established on September 14, 2002 as an asset management company for asset securitization specialty companies established based on the Act on Asset-Backed Securitization and is engaged in the business of management, operation, and disposition of securitization assets. WCAAMC was established through splitting off from WF&I in accordance with the Joint Venture Agreement entered into by the Company and Lehman Brothers Luxembourg Investment S.a.r.l. (“LB Luxembourg”). In addition, it took over the asset management and operation contracts from WAMC and therefore, is engaged in managing and operating the assets of WASS1, WASS2, WASS3, Woori LB First · Second · Third · Fourth ·Fifth · Sixth ·Seventh Asset Securitization Specialty Co., Ltds. As of June 30, 2003, WCAAMC’s common stock amounted to W4,000 million (US$3,353 thousand) consisting of 800,000 shares issued and outstanding of which WF&I and LB Luxembourg own 51% and 49%, respectively. The office of WCAAMC is located in Seoul, Korea.

(4)	The summary of subsidiaries as of June 30, 2003 is as follows:

		Number of	Percentage
		shares	of owner-	Fiscal year
Parent companies	Subsidiaries	owned	ship(%)	end

Woori Finance Holdings Co., Ltd.	Woori Bank	552,880,000	100.0	December 31
”	Kyongnam Bank	51,800,000	99.9	December 31
”	Kwangju Bank	34,080,000	99.9	December 31
”	Woori Credit Card Co., Ltd. (*1)	274,600,000	100.0	December 31
”	Woori Investment Bank	498,240,000	100.0	March 31
”	Woori Finance Information System Co., Ltd.	900,000	100.0	December 31
”	Woori F&I Co., Ltd.	2,000,000	100.0	December 31
”	Woori First Asset Securitization Specialty Co., Ltd.	1,900	95.0	December 31
”	Woori Second Asset Securitization Specialty Co., Ltd.	1,900	95.0	December 31
”	Woori Third Asset Securitization Specialty Co., Ltd.	2,000	100.0	December 31
”	Woori Investment Trust Management Co., Ltd.	6,000,000	100.0	March 31
”	Woori Securities Co., Ltd.	13,250,570	40.2	March 31
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	December 31
”	Woori America Bank	7,000,000	100.0	December 31
”	PT. Bank Woori Indonesia	1,387	81.6	December 31
Woori F&I Co., Ltd.	Woori CA Asset Management Co., Ltd.	408,000	51.0	December 31

(*1) On March 27, 2003, the Company purchased 40,000,000 new shares of WCC for W200,000 million (US$167,631 thousand).

The summary of subsidiaries as of December 31, 2002 was summarized as follows:

		Number of	Percentage
		shares	of owner-	Fiscal year
Parent companies	Subsidiaries	owned	ship(%)	end

Woori Finance Holdings Co., Ltd.	Woori Bank	552,880,000	100.0	December 31
”	Kyongnam Bank	51,800,000	99.9	December 31
”	Kwangju Bank	34,080,000	99.9	December 31
”	Woori Credit Card Co., Ltd.	234,600,000	100.0	December 31
”	Woori Investment Bank	498,240,000	100.0	March 31
”	Woori Finance Information System Co., Ltd. (*1)	900,000	100.0	December 31
”	Woori F&I Co., Ltd.	2,000,000	100.0	December 31
”	Woori First Asset Securitization Specialty Co., Ltd	1,900	95.0	December 31
”	Woori Second Asset Securitization Specialty Co., Ltd.	1,900	95.0	December 31
”	Woori Third Asset Securitization Specialty Co., Ltd.	2,000	100.0	December 31
”	Woori Investment Trust Management Co., Ltd.	6,000,000	100.0	March 31
”	Woori Securities Co., Ltd.	13,250,570	40.2	March 31
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	December 31
”	Woori America Bank	7,000,000	100.0	December 31
”	P.T. Bank Woori Indonesia	1,387	81.6	December 31
Woori F&I Co., Ltd.	Woori CA Asset Management Co., Ltd.	408,000	51.0	December 31

(*1)	WFIS changed its fiscal year from April 1 to March 31 to from January 1 to December 31 in 2002.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with financial accounting standards and accounting standards for financial holding companies in the Republic of Korea. Certain financial accounting standards applied by the Company that conform with those generally accepted in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, the accompanying financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been restructured and translated into English from the Korean language financial statements.

The US dollar amounts presented in these financial statements were computed by translating Korean won into US dollars at the rate of W1,193.1 to US$1.00 the Base Rate announced by the Korean Financial Telecommunications & Clearing Institute at June 30, 2003, solely for the convenience of the reader. This convenience translation into US dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The accounting policies, which have been adopted in preparing the accompanying non-consolidated interim financial statements, except for the matters set forth below, are not different materially from those used in preparing the non-consolidated financial statements for the year ended December 31, 2002.

Statement of Korea Accounting Standards (“SKAS”)

Korea Accounting Standards Board (“KASB”) has issued SKASs that replaced existing Korean Financial Accounting Standards (“KFAS”) in order to enhance the global convergence of existing accounting standards and usefulness of accounting information. Accordingly, the Company has adopted SKASs since this fiscal year of 2003.

SKAS No. 2 — “Interim Financial Reporting”

SKAS No. 2 — “Interim Financial Reporting” requires that interim financial statements should comparatively present the balance sheets and the statements of income and cash flows. However, the statements of cash flows for the three-months and six-months ended June 30, 2003 are not presented for comparative purpose in accordance with the transition provision of the SKAS No. 2.

SKAS No. 9 — “Convertible Securities”

Korea Accounting Standards Board (“KASB”) issued SKAS No. 9 — “Convertible Securities”, which revised the accounting and reporting for convertible securities. The statement requires recognizing the value of convertible rights when convertible bonds are issued. SKAS No. 9 is effective for the fiscal year beginning after December 31, 2002. Accordingly, the Company recognized the consideration for convertible rights by computing issuance price of the convertible bonds less the market price of straight bonds as of the issuance date of the convertible bonds. The consideration for convertible rights is recorded on other capital surplus when the bonds are issued and it will be credited to additional paid-in capital if the right is exercised. Reconciliation for convertible rights is presented as a deduction from the bonds and the redemption premium, if any, is added to the debentures. However, in accordance with SKAS No. 9, the convertible bonds issued before December 31, 2002 are reported in accordance with the previous accounting standards for convertible bonds. The Company does not believe that the effect, which would arise from implementing the SKAS No. 9 retroactively for the convertible bonds, on the non-consolidated financial statements is material.

3.	INVESTMENT SECURITIES OF SUBSIDIARIES:

(1)	Equity securities as of June 30, 2003, which are accounted for using the equity method of accounting, are as follows (Unit: Korean won in millions):

			Gain (loss)
			on valuation				Other
	Beginning		using the		Capital		increase		Ending
	balance		equity method		adjustments		(decrease)		balance

			(restated)		(restated)				(restated)
Woori Bank	W	4,500,143	W	806,224	W	340,985	W	(138,265)	W	5,509,087
Kyongnam Bank		424,060		58,136		939		(5,180)		477,955
Kwangju Bank		290,003		42,159		18,427		(3,428)		347,161
Woori Credit Card		379,126		(410,312)		(10,878)		200,000		157,936
Woori Investment Bank		222,936		39,653		16,811		—		279,400
Woori Finance Information System		3,364		3,324		—		—		6,688
Woori F&I		17,016		9,069		3,936		(1,500)		28,521
Woori Second Asset Securitization Specialty		31,666		7,496		—		—		39,162
Woori Third Asset Securitization Specialty		—		(2,934)		14,709		(9,890)		1,885
Woori Investment Trust Management		39,646		1,186		—		—		40,832
Woori Securities		154,159		(4,547)		182		(5,300)		144,494

	W	6,062,119	W	549,454	W	385,111	W	36,437	W	7,033,121

The differences between the acquisition cost and the balance as of December 31, 2002 are summarized as follows (Unit: Korean won in millions):

			Gain (loss)
			on valuation				Other
	Acquisition		using the		Capital		increase		Balance as of
	cost		equity method		Adjustments		(decrease)		Dec. 31, 2002

Woori Bank	W	2,764,400	W	1,439,942	W	484,040	W	(188,239)	W	4,500,143
Kyongnam Bank		259,000		150,565		31,163		(16,668)		424,060
Kwangju Bank		170,403		139,251		(12,506)		(7,145)		290,003
Woori Credit Card		273,000		(301,298)		(492,576)		900,000		379,126
Woori Investment Bank		170,493		37,390		15,286		(233)		222,936
Woori Finance Information System		5,244		(1,676)		—		(204)		3,364
Woori F&I		10,094		6,956		(34)		—		17,016
Woori First Asset Securitization Specialty		10		(10)		—		—		—
Woori Second Asset Securitization Specialty		10		31,656		—		—		31,666
Woori Third Asset Securitization Specialty		10		(10)		—		—		—
Woori Investment Trust Management		39,128		2,018		—		(1,500)		39,646
Woori Securities		152,662		6,114		(4,617)		—		154,159

	W	3,844,454	W	1,510,898	W	20,756	W	686,011	W	6,062,119

(2)	Of the valuation of the investment securities using the equity method, the details of other increase or decrease during the six-month period ended June 30, 2003 are as follows (Unit: Korean won in millions):

	Acquisition		Retained		Dividends
	amount		earnings		received		Total

Woori Bank	W	—	W	(45)	W	(138,220)	W	(138,265)
Kyongnam Bank				—		(5,180)		(5,180)
Kwangju Bank		—		(20)		(3,408)		(3,428)
Woori Credit Card Co., Ltd.		200,000		—		—		200,000
Woori F&I Co., Ltd.		—		—		(1,500)		(1,500)
Woori Third Asset Securitization Specialty Co., Ltd.		—		(9,890)		—		(9,890)
Woori Securities Co., Ltd.		—		—		(5,300)		(5,300)

	W	200,000	W	(9,955)	W	(153,608)	W	36,437

The details of other increase or decrease during the period from the acquisitions of the securities to December 31, 2002 are as follows (Unit: Korean won in millions):

	Acquisition
	(disposition)		Retained		Dividends
	amount		earnings		received		Total

Woori Bank (*1)	W	(22,582)	W	(110,369)	W	(55,288)	W	(188,239)
Kyongnam Bank		—		(11,488)		(5,180)		(16,668)
Kwangju Bank		—		(3,737)		(3,408)		(7,145)
Woori Credit Card Co., Ltd.		900,000		—		—		900,000
Woori Investment Bank		—		(233)		—		(233)
Woori Finance Information System Co., Ltd.		—		(204)		—		(204)
Woori Investment Trust Management Co., Ltd.		—		—		(1,500)		(1,500)

	W	877,418	W	(126,031)	W	(65,376)	W	686,011

(*1)	Woori Bank recorded a gain on disposition of the investment securities from WITM amounting to W17,715 million (US$14,848 thousand) and a loss on disposition of the investment securities from Woori Securities amounting to W40,297 million (US$33,775 thousand) which were recorded in capital surplus of Woori Bank. The Company recognized these amounts as increase and decrease, respectively, in acquisition cost of the investment securities in Woori Bank.

(3)	For investments in the subsidiaries accounted for using the equity method, the difference between the acquisition cost and the net asset value on the acquisition date is amortized using the straight-line method over 20 years.

The details of changes in the difference between the acquisition cost and the net asset value on the acquisition date during the six-month period ended June 30, 2003 are as follows (Unit: Korean won in millions):

	Beginning		Increase				Ending
	balance		(decrease)		Amortization		balance

Woori Bank	W	274,097	W	—	W	7,614	W	266,483
Kyongnam Bank		8,010		—		223		7,787
Kwangju Bank		17,409		—		484		16,925
Woori Credit Card Co., Ltd.		25,850		—		718		25,132
Woori Investment Bank		5,456		—		152		5,304
Woori Finance Information System Co., Ltd.		(37)		—		(18)		(19)
Woori F&I Co., Ltd.		89		—		2		87
Woori Securities Co., Ltd.		237		—		118		119

	W	331,111	W	—	W	9,293	W	321,818

The details of changes in the difference between the acquisition cost and net asset value on the acquisition date during the period from the acquisitions to December 31, 2002 are as follows (Unit: Korean won in millions):

	The initial
	difference		Increase				Balance as of
	at acquisition		(decrease)		Amortization		Dec. 31, 2002

Woori Bank	W	328,323	W	(22,582)	W	31,644	W	274,097
Kyongnam Bank		8,900		—		890		8,010
Kwangju Bank		19,343		—		1,934		17,409
Woori Credit Card Co., Ltd.		28,721		—		2,871		25,850
Woori Investment Bank		5,979		—		523		5,456
Woori Finance Information System Co., Ltd.		(110)		—		(73)		(37)
Woori F&I Co., Ltd.		94		—		5		89
Woori Securities Co., Ltd.		355		—		118		237

	W	391,605	W	(22,582)	W	37,912	W	331,111

(4)	The details of the elimination of unrealized intercompany income or loss for the six-month period ended June 30, 2003 are as follows (Unit: Korean won in millions):

	Operating		Operating		Non-operating		Non-operating
	income		expenses		income		expenses		Total

Woori Bank	W	(3,645)	W	—	W	2,053	W	—	W	(1,592)
Kyongnam Bank		—		—		—		54		54
Woori Credit Card Co., Ltd.		—		—		—		245		245
Woori Finance Information System Co., Ltd.		(4,111)		3,746		—		—		(365)

	W	(7,756)	W	3,746	W	2,053	W	299	W	(1,658)

(5)	The Company applied the equity method of accounting based on the financial statements of the investees prepared at the same date as the Company’s balance sheet date.

4.	LOANS:

Loans as of June 30, 2003 and December 31, 2002 are as follows:

				Korean won				US dollars (Note 2)

	Issuance	Maturity	Interest	Jun. 30,		Dec. 31,		Jun. 30,		Dec. 31,
	date	date	rate (%)	2003		2002		2003		2002

				(In millions)				(In thousands)
Woori Finance Information System (*1)	Apr. 25, 2002	Apr. 25, 2006	7.80	W	30,000	W	30,000	US$	25,145	US$	25,145
”	Oct. 31, 2002	Oct. 31, 2006	7.30		150,000		150,000		125,723		125,723

					180,000		180,000		150,868		150,868

Woori F&I (*2)	Sep. 27, 2002	Sep. 27, 2006	7.60		—		400		—		335
”	Dec. 20, 2002	Dec. 20, 2006	7.60		24,200		34,200		20,283		28,665
”	Mar. 25, 2003	Mar. 25, 2007	7.30		90,000		—		75,434		—

					114,200		34,600		95,717		29,000

WASS1:
1-1 non-guaranteed privately placed bond (*3)	Dec. 21, 2001	Dec. 21, 2010	6.24		—		4,360		—		3,655
1-2 non-guaranteed privately placed bond (*4)	Dec. 21, 2001	Dec. 21, 2010	7.50		173,375		184,487		145,315		154,628

					173,375		188,847		145,315		158,283

WASS2:
2-1 non-guaranteed privately placed bond (*4)	Jan. 8, 2002	Jan. 8, 2012	7.50		18,536		59,936		15,536		50,236

WASS3:
3-1 non-guaranteed privately placed bond (*4)	Apr. 15, 2002	Apr. 15, 2012	7.80		29,790		65,205		24,969		54,651

Woori Bank:
1st non-guaranteed subordinated convertible bonds	Sep. 27, 2002	Sep. 27, 2012	(*5)		150,000		150,000		125,723		125,723
2nd non-guaranteed subordinated convertible bonds	Oct. 30, 2002	Oct. 30, 2012	(*5)		200,000		200,000		167,631		167,631
3rd non-guaranteed subordinated convertible bonds	Nov. 28, 2002	Nov. 28, 2012	(*5)		250,000		250,000		209,538		209,538

					600,000		600,000		502,892		502,892

Woori Credit Card:
Non-guaranteed subordinated privately placed bond (*6)	Dec. 27, 2002	Dec. 27, 2008	6.62%		—		200,000		—		167,630

Kwangju Bank:
Non-guaranteed subordinated convertible bonds	Dec. 31, 2002	Dec. 31, 2012	(*7)		50,000		50,000		41,907		41,907

Total				W	1,165,901	W	1,378,588	US$	977,204	US$	1,155,467

Allowance for possible loan losses				W	143,523	W	147,381	US$	120,295	US$	123,528

Net				W	1,022,378	W	1,231,207	US$	856,909	US$	1,031,939

(*1)	Loans to finance the transaction among Woori Bank, WCC, and WFIS, in which Woori Bank and WCC transferred their IT equipments to WFIS.

(*2)	Loans granted to finance the acquisitions of the securitization debentures and the investment equity securities related to the joint venture special entities of WF&I. Lump-sum redemption will be made (partial early payment could be made).

(*3)	Early paid entirely as of January 30, 2003.

(*4)	The principal of the non-guaranteed privately placed bonds listed above shall be fully paid on the maturity date, however, the trustees may early exercise redemption rights to pay in part or in whole the principal in accordance with the business trust contract pursuant to the asset securitization plan.

(*5)	The coupon rate on the bonds is zero and the guaranteed return is 148.02%. The conversion price is W5,000 and conversion rights are valid from one year after the issuance date to one month before the maturity date. The common shares of Woori Bank will be issued upon conversion.

(*6)	Early paid entirely as of March 27, 2003.

(*7)	The coupon rate on the bonds is zero and guaranteed return is 155.29%. The conversion price is W5,000 and conversion rights are valid from one year after the issuance date to one month before the maturity date. The common shares of Kwangju Bank will be issued upon conversion.

5.	ALLOWANCE FOR POSSIBLE LOAN LOSSES:

Allowance for possible loan losses as of June 30, 2003 and December 31, 2002 are as follows:

	Korean won				US dollars (Note 2)

	Jun. 30, 2003		Dec. 31, 2002		Jun. 30, 2003		Dec. 31, 2002

	(In millions)				(In thousands)
Loan:
Woori F&I	W	571	W	173	US$	479	US$	145
Woori Finance Information System		900		900		754		754
Woori Bank		3,000		3,000		2,514		2,514
Woori Credit Card		—		1,000		—		838
Kwangju Bank		250		250		210		210
Woori First Asset Securitization Specialty		138,560		131,869		116,135		110,526
Woori Second Asset Securitization Specialty		93		300		78		252
Woori Third Asset Securitization Specialty		149		9,889		125		8,289

Sub-total		143,523		147,381		120,295		123,528

Other asset:
Long-term accrued interest income		84		—		70		—

	W	143,607	W	147,381	US$	120,365	US$	123,528

6.	FIXED ASSETS:

Fixed assets as of June 30, 2003 and December 31, 2002 are as follows:

	Korean Won				US Dollars (Note 2)

	Jun. 30, 2003		Dec. 31, 2002		Jun. 30, 2003		Dec. 31, 2002

	(In millions)				(In thousands)
Tangible assets
Vehicles	W	104	W	104	US$	87	US$	87
Furniture and equipment		542		523		454		438
Structures in leased offices		120		121		101		101

		766		748		642		626
Less: Accumulated depreciation		(494)		(424)		(414)		(355)

		272		324		228		271
Intangible assets		115		50		96		42

	W	387	W	374	US$	324	US$	313

7.	OTHER ASSETS:

Other assets as of June 30, 2003 and December 31, 2002 are as follows:

	Korean won				US dollars (Note 2)

	Jun. 30, 2003		Dec. 31, 2002		Jun. 30, 2003		Dec. 31, 2002

	(In millions)				(In thousands)
Guarantee deposits	W	3,871	W	3,871	US$	3,244	US$	3,244
Other receivables		674		100		565		84
Accrued income		20,309		8,933		17,022		7,487
Currency swaps (Notes 9 and 11)		—		440		—		369
Prepaid expenses		1,077		1,887		902		1,582
Prepaid income tax		3,896		6,964		3,266		5,837

Total		29,827		22,195		24,999		18,603

Allowance for losses for accrued interest		84		—		70		—

Net	W	29,743	W	22,195	US$	24,929	US$	18,603

8.	BORROWINGS:

Borrowings in local currency as of June 30, 2003 and December 31, 2002 are as follows:

	Annual		Korean won				US dollars (Note 2)
	interest
	rate (%)	Maturity	Jun. 30, 2003		Dec. 31, 2002		Jun. 30, 2003		Dec. 31, 2002

			(In millions)				(In thousands)
Seoul Bank	(*1)	Oct. 30, 2003	W	200,000	W	200,000	US$	167,631	US$	167,631
KorAm Bank (*2)	(*1)	Oct. 31, 2003		—		100,000		—		83,815

			W	200,000	W	300,000	US$	167,631	US$	251,446

(*1)	Interest at 3-month Negotiable Certificate of Deposit (“CD”) rate + 1% should be paid in advance. Early redemption is possible.

(*2)	Early redeemed entirely as of May 30, 2003.

9.	DEBENTURES:

(1)	Debentures in local currency as of June 30, 2003 and December 31, 2002 are as follows:

1)	Bonds

				Korean won				US dollars (Note 2)
	Issuing	Interest
	date	rate (%)	Maturity	Jun. 30, 2003		Dec. 31, 2002		Jun. 30, 2003		Dec. 31, 2002

				(In millions)				(In thousands)
The 2nd bonds	Sep. 28, 2001	5.00	Sep. 28, 2004	W	300,000	W	300,000	US$	251,446	US$	251,446
The 3rd bonds	Dec. 3, 2001	5.93	Dec. 3, 2004		300,000		300,000		251,446		251,446
The 4th bonds	Dec. 17, 2001	6.00	Dec. 17, 2004		150,000		150,000		125,723		125,723
The 5th bonds	Dec. 28, 2001	6.86	Jun. 28, 2004		300,000		300,000		251,446		251,446
The 7th bonds	Nov. 27, 2002	5.80	Nov. 27, 2005		300,000		300,000		251,446		251,446
The 8th bonds	Dec. 26, 2002	6.05	Dec. 26, 2007		200,000		200,000		167,630		167,630

Total					1,550,000		1,550,000		1,299,137		1,299,137
Less: discounts					(8,949)		(12,012)		(7,501)		(10,068)

				W	1,541,051	W	1,537,988	US$	1,291,636	US$	1,289,069

2)	Bonds with warrants

				Korean won				US dollars (Note 2)
	Issuing	Interest
	date	rate (%)	Maturity	Jun. 30, 2003		Dec. 31, 2002		Jun. 30, 2003		Dec. 31, 2002

				(In millions)				(In thousands)
The 1st bonds with warrants	Jul. 16, 2001	5.00	Jul. 16, 2003	W	66,680	W	66,680	US$	55,888	US$	55,888
Less: discounts					(17)		(220)		(14)		(184)

				W	66,663	W	66,460	US$	55,874	US$	55,704

The Company is obligated to issue new common shares upon the requests of the bondholders. The exercise price is W5,000 (US$4.19) and the warrants are exercisable from October 17, 2001 to June 16, 2003. Since the issuance date, the common shares, which have been issued due to exercise of warrants, were 12,046,301 shares.

3)	Convertible bonds

				Korean won				US dollars (Note 2)
	Issuing	Interest
	date	rate (%)	Maturity	Jun. 30, 2003		Dec. 31, 2002		Jun. 30, 2003		Dec. 31, 2002

				(In millions)				(In thousands)
The subordinated convertible bonds	Mar. 26, 2003	—	Mar. 26, 2006	W	20,000	W	—	US$	16,764	US$	—
Add: redemption premium					2,314		—		1,939		—
Less: reconciliation for conversion rights					(3,036)		—		(2,545)		—

				W	19,278	W	—	US$	16,158	US$	—

This unguaranteed subordinated privately placed convertible bonds were issued to Lehman Brothers International Europe (“LBIE”). The coupon rate is zero whereas yield to maturity of 3.683 % was guaranteed if the bonds would not be converted. The conversion price is W5,380 (US$4.5) per share which might be adjusted due to additional stock issuances, stock dividends, and split or reverse split of shares. The number of the shares to be issued upon conversion is 3,717,472. The conversion rights are valid from one year after the issuance date to one month before the maturity date. The Company is obligated to issue new common shares upon the requests of the bondholders while the purchaser is obligated to hold the bonds or exercised shares, if exercised, until September 26, 2004.

(2)	Debentures in foreign currencies as of June 30, 2003 and December 31, 2002 are as follows (Unit: Korean won in millions, US dollars in thousands, and Japanese yen in thousands):

1)	Bonds in foreign currency

		Annual		Foreign currency
	Issuing	interest
	Date	rate (%)	Maturity	Jun. 30, 2003		Dec. 31, 2002

				(In thousands)
Floating rate notes	Nov. 2, 2001	(*1)	Nov. 2, 2004	US$	150,000	US$	150,000
Less: Discount					(322)		(438)

				US$	149,678	US$	149,562

Translation into Korean won				W	178,581	W	179,534

Yen denominated bonds	Jan. 16, 2002	1.74	Jan. 16, 2004	JPY	15,000,000	JPY	15,000,000
Less: Discount					(20,695)		(39,604)

				JPY	14,979,305	JPY	14,960,396

Translation into Korean won				W	149,255	W	151,530

Total				W	327,836	W	331,064

(*1)	London Inter Bank Offered Rate (LIBOR) (6 months) + 1.6%

2)	Convertible bonds in foreign currency

		Annual		Foreign currency
	Issuing	interest
	date	rate (%)	Maturity	Jun. 30, 2003		Dec. 31, 2002

				(In thousands)
Convertible bonds (*1)	Sep. 27, 2002	—	Sep. 27, 2005	US$	36,000	US$	36,000
Long-term accrued interest					801		276

				US$	36,801	US$	36,276

Translation into Korean won				W	43,915	W	44,474

Convertible bonds (*2)	Dec. 12, 2002	—	Dec. 12, 2005	US$	16,000	US$	16,000
Long-term accrued interest					232		13

				US$16,232		US$16,013

Translation into Korean won				W	19,371	W	19,264

Convertible bonds (*3)	Mar. 26, 2003	—	Mar. 26, 2006	US$	39,000	US$	—
Add: redemption premium					2,664		—
Less: reconciliation for conversion rights					(4,136)		—

				US$	37,528	US$	—

Translation into Korean won				W	44,772	W	—

Total				W	108,058	W	63,738

(*1)	The unguaranteed subordinated privately placed bonds of US$36 million were issued to LBIE on September 27, 2002. The coupon rate on the bonds is zero whereas yield to maturity of 2.9245% was guaranteed if the bonds would not be converted. The conversion price is W 7,313 per share (conversion-exchange rate applied was W1,201.4:US$1), which might be adjusted due to additional stock issuances, stock dividends, and split or reverse split of shares. The number of shares available for conversion is 5,914,180 shares. The conversion rights are valid from one year after the issuance date to one month before the maturity date. The Company is obligated to issue new common shares upon the requests of the bondholders while the purchaser is obligated to hold the bonds or exercised shares, if exercised, until one and half year after the issuance date.

(*2)	The unguaranteed subordinated privately placed bonds of US$16 million were issued to LBIE on December 20, 2002. The coupon rate on the bonds is zero whereas yield to maturity of 2.7335% was guaranteed if the bonds would not be converted. The conversion price is W5,588 per share (conversion-exchange rate applied was W1,215.8:US$1), which might be adjusted due to additional stock issuances, stock dividends, and split or reverse split of shares. The number of shares available for conversion is 3,481,173 shares. The conversion rights are valid from one year after the issuance date to one month before the maturity date. The Company is obligated to issue new common shares upon the requests of the bondholders while the purchaser is obligated to hold the bonds or exercised shares, if exercised, until one and a half year after the issuance date.

(*3)	The unguaranteed subordinated privately placed bonds of US$39 million were issued to LBIE on March 26, 2002. The coupon rate on the bonds is zero whereas yield to maturity of 2.215% was guaranteed if the bonds would not be converted. The conversion price is W5,380 per share (conversion-exchange rate applied was W1,194.9:US$1), which might be adjusted due to additional stock issuances, stock dividends, and split or reverse split of shares. The number of shares available for conversion is 8,661,914 shares. The conversion rights are valid from one year after the issuance date to one month before the maturity date. The Company is obligated to issue new common shares upon the requests of the bondholders while the purchaser is obligated to hold the bonds or exercised shares, if exercised, until one and a half year after the issuance date.

(3)	In connection with the debentures in foreign currencies listed above, the Company has entered into cross currency swaps with Woori Bank in order to prevent any risks involved with fluctuations in exchange rates and interest rates. As of June 30, 2003 and December 31, 2002, cross currency swap contracts were as follows (Unit: Korean won in millions, U.S. dollars in thousands, and Japanese yen in thousands):

			Contracted amount
	Contract	Maturity					Interest rates and
	date	date	Jun. 30, 2003		Dec. 31, 2002		terms of payment

Swap 1	Nov. 7, 2001	Nov. 2, 2004	US$	50,000	US$	50,000	Receipt: LIBOR (6 months) + 1.6%
				64,650		64,650	Payment: Annual rate of 6.90% in every 3 months
Swap 2	Nov. 18, 2001	Nov. 2, 2004	US$	99,496 128,888	US$	99,496 128,888	Receipt: LIBOR (6 months) + 1.6% Payment: CD interest rate (3 months) + 1.5%
Swap 3	Jan. 28, 2002	Jan. 16, 2004	JPY	14,924,633	JPY	14,924,633	Receipt: Annual rate of 1.74% in every 6 months
				147,754		147,754	Payment: CD interest rate (91 days) + 1.59%
Swap 4	Sep. 27, 2002	Sep. 27, 2005	US$	36,000	US$	36,000	Receipt: Compound interest rate of 2.9245% (6 month)
				44,136		44,136	Payment: Annual rate of 5%
Swap 5	Dec. 20, 2002	Dec. 20, 2005	US$	16,000	US$	16,000	Receipt: Compound interest rate of 2.7335% (6 month)
				19,248		19,248	Payment: Annual rate of 4.84%
Swap 6	Mar. 26, 2003	Mar. 26, 2006	US$	39,000		—	Receipt: Compound interest rate of 2.215% (6 month)
				48,633			Payment: Annual rate of 3.04%

For the six-month period ended June 30, 2003, gains on valuation of swaps of W1,392 million (US$1,166 thousand) and losses on valuation of W6,817 million (US$5,714 thousand) were recorded in connection with Swap 1, Swap 2, Swap 3, Swap 4, Swap 5 and Swap 6. For the six-month period ended June 30, 2002, gains on valuation of W1,548 million (US$1,297 thousand) and losses on valuation of W 18,613 million (US$15,600 thousand) were recorded in connection with Swap 1, Swap 2, and Swap 3.

10.	ACCRUED SEVERANCE BENEFITS:

Employees and directors with more than one your of service are entitled to receive a lump-sum payment upon termination of their service with the Company. The amount to be paid for employees is calculated based on the average wage for 30 days for their each one-year service while the amount for the directors is based on a different regulation of the Company. The accrued severance benefits that would be payable assuming all eligible employees and directors were to resign as of June 30, 2003 amounted to W1,235 million (US$1,035 thousand).

The details of changes in the accrued severance benefits for the six-month period ended June 30, 2003 are as follows:

	Korean won		US dollars (Note 2)

	(In millions)		(In thousands)
Beginning balance	W	968	US$	811
Retirement benefits		267		224
Payment for severance benefits		—		—

Ending balance	W	1,235	US$	1,035

The Company has purchased an employee retirement trust and made deposits in Woori Bank as of June 30, 2003. The deposits, amounting to W581 million (US$487 thousand) as of June 30, 2003, are presented as a deduction from accrued severance indemnities.

11.	ASSETS AND LIABILITIES IN FOREIGN CURRENCIES:

Assets and liabilities in foreign currencies of the Company as of June 30, 2003 and December 31, 2002 are summarized as follows:

	Korean won				Foreign currencies

	Jun. 30, 2003		Dec. 31, 2002		Jun. 30, 2003		Dec. 31, 2002

	(In millions)				(In thousands)
(Assets)
Currency swaps	W	—	W	440	US$	—	US$	43,403

(Liabilities)
Debentures in foreign currencies		178,581		179,534	US$	149,678	US$	149,562
”		149,255		151,530	JPY	14,979,305	JPY	14,960,396
”		42,952		44,136	US$	36,000	US$	36,000
”		19,089		19,248	US$	16,000	US$	16,000
”		46,531		—	US$	39,000	US$	—
Long-term accrued interest payables		963		338	US$	802	US$	276
”		281		16	US$	232	US$	13
Redemption premium		3,184		—	US$	2,664		—
Reconciliation for conversion rights		(4,943)		—	US$	(4,136)		—

	W	435,893	W	394,802

Accrued expenses	W	1,097	W	1,104	US$	920	US$	920
		543		553	JPY	54,495	JPY	54,611

		1,640		1,657

Currency swaps		6,599		14,911	US$	5,531	US$	12,422
		7,715		—	US$	6,466	US$	—
		2,069		—	JPY	207,659	JPY	—
		2,044		—	US$	1,713	US$	—
		486		—	US$	407	US$	—
		984		—	US$	825	US$	—

		19,897		14,911

	W	457,430	W	411,370

12.	OTHER LIABILITIES:

Other liabilities as of June 30, 2003 and December 31, 2002 are as follows:

	Korean won				US dollars (Note 2)

	Jun. 30, 2003		Dec. 31, 2002		Jun. 30, 2003		Dec. 31, 2002

	(In millions)				(In thousands)
Accrued severance benefits	W	1,235	W	968	US$	1,035	US$	811
Deposits with employee retirement trust (Note 10)		(581)		(581)		(487)		(487)
Accrued expenses (Note 11)		10,067		10,228		8,437		8,573
Other payables		539		143		452		120
Withholdings		118		103		99		86
Currency swaps (Notes 9 and 11)		19,896		14,911		16,676		12,498

	W	31,274	W	25,772	US$	26,212	US$	21,601

13.	SHAREHOLDERS’ EQUITY:

The Company has 2,400,000,000 authorized shares of common stock, W5,000 par value, of which 775,504,910 common shares [W3,877,525 million (US$3,249,958 thousand)] and 767,814,797 common shares [W3,839,074 million (US$3,217,730 thousand)] were issued and outstanding as of June 30, 2003 and December 31, 2002, respectively.

The changes in the capital stock of the Company during the period from the incorporation to June 30, 2003 are as follows (Unit: Korean won in millions):

					Paid-in capital
Date of		Number of			in excess of
issuance	Description	shares issued	Capital stock		par value

March 27, 2001	Establishment	727,458,609	W	3,637,293	W	—
June 12, 2002	Issue of new shares	36,000,000		180,000		58,646
In 2002	Exercise of warrants	4,356,188		21,781		—

		767,814,797	W	3,839,074	W	58,646

In 2003	Exercise of warrants	7,690,113		38,451		(30)

		775,504,910	W	3,877,525	W	58,616

Other capital surplus consists of consideration for conversion rights in the amounts of W2,215 million (US$1,857 thousand) and W997 million (US$836 thousand) of subordinated convertible bonds in Korean won issued on March 3, 2003 and subordinated convertible bonds in U.S. dollar on March 26, 2003, respectively.

Pursuant to the Financial Holding Company Act Article 53, legal reserves are appropriated at more than one tenth of the net income but not exceeding the total capital amount whenever dividends are declared.

14.	STOCK OPTIONS:

(1)	On December 4, 2002, the Company granted stock options to 62 directors of the Company and its subsidiaries. The exercise price of 60 percent of the total number of stock options granted will be determined depending on the Korean banking industry stock index (at minimum W6,800 per share). In addition, for the remaining 40 percent of the total number of stock options granted, of which the exercise price is W6,800 per share, the number of stock option to be vested will be dependent on the Company’s management performance target levels; non-performing loans ratio, capital adequacy ratio and net income to total asset ratio by 15%, 15%, and 10%, respectively. The stock options are exercisable during a three-year period beginning after three years from the grant date. If the stock options are exercised, the Company has the option either to issue new shares or shares held as treasury stock, or to pay the difference between the market price and the exercise price in cash or with treasury stock.

The summary of stock options granted as of June 30, 2003 is summarized as follows:

Description	The Company	Subsidiaries	Total

Exercisable number of shares	450,000 shares	1,110,000 shares	1,560,000 shares
Type	Share issue or balance compensation	Share issue or balance compensation
Valuation method	Fair value approach	Fair value approach	Fair value approach

(2)	The Company estimated stock option costs using the Black & Scholes pricing model and the details are summarized as follows:

Description	Application

Risk free rate	Yield (5.70%) of treasury bond, which has the same residual maturity as the expected exercise period, as of December 4, 2002
Expected exercising period	4.5 year (average holding period)
Expected dividend income ratio	0%

Description	Application

Expected lapse ratio	0%
Expected volatility of stock price	56.72%, that is the annualized standard deviation of expected stock investment yield based on the continuous compounded method
Exercise price	W6,800 per share
Fair value	W2,081 per share

(3)	The summary of stock option costs over the exercisable period is summarized as follows (Unit: Korean won in millions):

Description	The Company		Subsidiaries		Total

Total stock option costs	W	936	W	2,310	W	3,246
Recorded in 2002		39		96		135
Recorded in the first half of 2003		234		578		812
To be recorded thereafter		663		1,636		2,299

As for the managements of the subsidiaries, each subsidiary is responsible of absorbing of the respective stock option cost. The subsidiaries recorded the related cost as stock compensation expense and other payables, and the Company recorded the same amount as other receivables and capital adjustments.

15.	INCOME TAX EXPENSE (RESTATED):

(1)	Differences between financial accounting income and taxable income (loss) for the six-month period ended June 30, 2003 are as follows:

	Korean won		US dollars (Note 2)

	(In millions)		(In thousands)
	(restated)		(restated)
Net income	W	507,502	US$	425,364
Permanent differences
Addition;
Gain on valuation of investment securities		385,111		322,782
Deemed interest income		21,034		17,630
Reconciliation for convertible rights		3,212		2,692
Other		1,059		887

		410,416		343,991
Deduction;
Dividend		124,429		104,291
Investment securities		9,955		8,343

		134,384		112,634

		276,032		231,357

Temporary differences:
Addition;
Investment securities		1,338,480		1,121,851
Other		174,282		146,075

		1,512,762		1,267,926
Deduction;
Investment securities		2,109,483		1,768,070
Other		185,921		155,830

		2,295,404		1,923,900
Total		(782,642)		(655,974)

Net income after tax adjustments	W	892	US$	747

Tax loss carryforwards		892		747

Taxable Income	W	—	US$	—

(2)	The changes in cumulative temporary differences and loss carryforwards for the six-month period ended June 30, 2003 are as follows (Unit: Korean won in millions):

									Deferred tax
									assets
	Jan. 1, 2003 (*1)		Addition		Deduction		June 30, 2003		(liabilities)(*3)

			(restated)		(restated)		(restated)		(restated)
Investment securities (*2)	W	(1,338,480)	W	(2,109,483)	W	(1,338,480)	W	(2,109,483)	W	(26,901)
Swap contracts		14,472		19,897		14,472		19,897		5,909
Accrued income		(5,098)		(3,506)		(5,098)		(3,506)		(1,041)
Accrued severance benefits		—		160		—		160		47
Depreciation		18		2		4		16		5
Accrued expenses		2,903		833		2,903		833		247
Allowance for doubtful accounts		133,556		131,948		133,556		131,948		39,189
Accounts receivable		(96)		(577)		—		(673)		(200)
Long-term accrued interest payables		354		891		—		1,245		370
Long-term accrued interest income		(3,835)		(12,969)		—		(16,804)		(4,991)
Amortization of discounts on debentures		—		5,498		—		5,498		1,633
Adjustment of conversion rights		—		(7,979)		—		(7,979)		(2,370)

		(1,196,206)		(1,975,285)		(1,192,643)		(1,978,848)		11,897
Loss carryforwards		39,793		—		892		38,901		11,554

	W	(1,156,413)	W	(1,975,285)	W	(1,191,751)	W	(1,939,947)	W	23,451

(*1)	Reflected the additional adjustment based on the reported tax returns.

(*2)	The Company estimates the deferred income tax effect for the gain on valuation using the equity method by considering each subsidiary’s temporary difference between acquisition costs and its ending balance and its realizability. The taxable temporary differences resulting from the gain on valuation using the equity method, which are expected to be realizable, amounted to W90,578 million (US$75,918 thousand) as of June 30, 2003.

(*3)	The Company did not recognize deferred tax assets due to the uncertainty of its future realization.

(3)	Remaining tax loss carryforwards and their expirations are as follows (Unit: Korean won in millions):

Year incurred	Amount		Utilized		Remaining		Expiration

			(restated)		(restated)
2001	W	25,588	W	892	W	24,696	2006
2002		14,205		—		14,205	2007

	W	39,793	W	892	W	38,901

16.	GENERAL AND ADMINISTRATIVE EXPENSES:

General and administrative expenses for the six-month periods ended June 30, 2003 and 2002 are summarized as follows:

	Korean won				US dollars (Note 2)

	2003		2002		2003		2002

	(In millions)				(In thousands)
Salaries, wages and bonuses	W	3,360	W	3,820	US$	2,816	US$	3,202
Provision for severance benefits		267		699		224		586
Fringe benefits		239		280		200		235
Rent		1,169		1,185		980		993

	Korean won				US dollars (Note 2)

	2003		2002		2003		2002

	(In millions)				(In thousands)
Entertainment		257		271		215		227
Depreciation		70		133		59		111
Amortization on intangible assets		7		5		6		4
Taxes and dues		43		44		36		37
Advertising		5,267		5,811		4,414		4,870
Travel		107		243		90		204
Telecommunications		37		37		31		31
Commissions		570		323		478		271
Suppliers		49		60		41		51
Stock compensation (Note 14)		234		—		196		—
Other		673		238		564		199

	W	12,349	W	13,149	US$	10,350	US$	11,021

General and administrative expenses for the three-month periods ended June 30, 2003 and 2002 are summarized as follows:

	Korean won				US dollars (Note 2)

	2003		2002		2003		2002

	(In millions)				(In thousands)
Salaries, wages and bonuses	W	1,425	W	1,564	US$	1,195	US$	1,311
Provision for severance benefits		210		699		176		586
Fringe benefits		98		121		82		101
Rent		582		587		488		492
Entertainment		149		163		125		137
Depreciation		36		67		30		56
Amortization on intangible assets		4		4		3		3
Taxes and dues		21		29		18		24
Advertising		728		5,718		610		4,793
Travel		67		210		56		176
Telecommunications		19		19		16		16
Commissions		311		221		261		185
Suppliers		22		25		18		21
Stock compensation (Note 14)		117		—		98		—
Other		428		115		359		97

	W	4,217	W	9,542	US$	3,535	US$	7,998

17.	FINANCIAL INFORMATION OF SUBSIDIARIES (RESTATED):

(1)	The condensed balance sheets of subsidiaries prepared as of June 30, 2003 are as follows (Unit: Korean won in millions):

					Total stockholders'
					equity
Company	Total assets		Total liabilities		(capital deficiency)

	(restated)		(restated)		(restated)
Woori Bank	W	96,904,359	W	91,591,301	W	5,313,058
Kyongnam Bank		10,993,727		10,523,669		470,058
Kwangju Bank		8,773,039		8,442,804		330,235
Woori Credit Card		3,840,061		3,756,399		83,662
Woori Investment Bank		1,627,193		1,367,043		260,150
Woori Finance Information System		253,894		247,463		6,431
Woori F&I		153,217		121,630		31,587
Woori First Asset Securitization Specialty		35,655		174,216		(138,561)
Woori Second Asset Securitization Specialty		58,259		65,942		(7,683)
Woori Third Asset Securitization Specialty		32,187		90,071		(57,884)
Woori Investment Trust Management		41,629		6,797		34,832
Woori Securities		628,473		269,388		359,085

	W	123,341,693	W	116,656,723	W	6,684,970

(2)	The condensed statements of operations of subsidiaries prepared for the six-month period ended June 30, 2003 are as follows (Unit: Korean won in millions):

							Ordinary
	Operating		Operating		Net operating		income		Net income
Company	revenue		expense		profit (loss)		(loss)		(loss)

	(restated)		(restated)		(restated)		(restated)		(restated)
Woori Bank	W	3,842,512	W	3,151,795	W	690,717	W	914,002	W	815,430
Kyongnam Bank		363,884		327,967		35,917		31,544		58,305
Kwangju Bank		293,912		272,949		20,963		27,173		42,643
Woori Credit Card		542,746		918,836		(376,090)		(347,509)		(409,838)
Woori Investment Bank		140,262		141,554		(1,292)		39,805		39,805
Woori Finance Information System		129,221		125,413		3,808		4,890		3,670
Woori F&I		9,042		6,415		2,627		14,569		9,072
Woori First Asset Securitization Specialty		764		7,445		(6,681)		(6,692)		(6,692)
Woori Second Asset Securitization Specialty		12,443		6,614		5,829		5,819		5,819
Woori Third Asset Securitization Specialty		2,782		5,743		(2,961)		(2,934)		(2,934)
Woori Investment Trust Management		4,160		2,487		1,673		1,741		1,186
Woori Securities		88,495		87,033		1,462		(15,864)		(13,825)

	W	5,430,223	W	5,054,251	W	375,972	W	666,544	W	542,641

(3)	Major debt and assets of the Company and its subsidiaries as of June 30, 2003 are summarized as follows (Unit: Korean won in millions):

1) Major debt

Company	Deposits		Borrowings		Debentures		Total

	(restated)		(restated)		(restated)		(restated)
Woori Finance Holdings	W	—	W	200,000	W	2,062,886	W	2,262,886
Woori Bank		70,253,719		9,837,806		6,182,051		86,273,576
Kyongnam Bank		8,324,290		1,510,159		310,091		10,144,540
Kwangju Bank		6,522,252		1,221,203		200,520		7,943,975
Woori Credit Card		—		826,975		2,824,968		3,651,943
Woori Investment Bank		1,260,206		29,073		—		1,289,279
Woori Finance Information System		—		180,000		—		180,000
Woori F&I		—		114,200		—		114,200
Woori First Asset Securitization Specialty		—		—		173,375		173,375
Woori Second Asset Securitization Specialty		—		—		18,536		18,536
Woori Third Asset Securitization Specialty		—		—		29,790		29,790
Woori Investment Trust Management		56		—		—		56
Woori Securities		161,845		72,128		—		233,973

	W	86,522,368	W	13,991,544	W	11,802,217	W	112,316,129

2)	Major assets

	Cash and due
Company	from banks		Securities		Loans		Total

			(restated)		(restated)		(restated)
Woori Finance Holdings	W	140,500	W	7,033,121	W	1,022,378	W	8,195,999
Woori Bank		3,656,433		19,838,475		67,957,011		91,451,919
Kyongnam Bank		1,001,491		3,117,265		6,282,363		10,401,119
Kwangju Bank		391,632		2,612,765		5,173,867		8,178,264
Woori Credit Card		851,400		1,055,007		1,750,753		3,657,160
Woori Investment Bank		188,240		285,970		391,808		866,018
Woori Finance Information System		16,908		90		—		16,998
Woori F&I		45,642		103,618		—		149,260
Woori First Asset Securitization Specialty		35,177		—		—		35,177
Woori Second Asset Securitization Specialty		7,784		33,286		17,066		58,136
Woori Third Asset Securitization Specialty		3,047		26,961		2,172		32,180
Woori Investment Trust Management		31,130		339		1,800		33,269
Woori Securities		296,101		188,682		37,502		522,285

	W	6,665,485	W	34,295,579	W	82,636,720	W	123,597,784

(4)	Allowances for possible loan losses of subsidiaries as of June 30, 2003 are summarized as follows (Unit: Korean won in millions):

	Loans subject to
	allowance for
	possible				% of allowance to
Company	loan losses		Allowance		loans

			(restated)		(restated)
Woori Bank	W	69,392,395	W	1,435,384	2.07
Kyongnam Bank		6,400,418		118,055	1.84
Kwangju Bank		5,255,926		82,059	1.56
Woori Credit Card		2,157,035		406,282	18.84
Woori Investment Bank		446,046		54,238	12.16
Woori Second Asset Securitization Specialty		19,416		2,350	12.10
Woori Third Asset Securitization Specialty		6,698		4,526	67.57
Woori Securities		59,147		21,645	36.60

Total	W	83,737,081	W	2,124,539	2.54

18.	CONTRIBUTIONS TO NET INCOME BY SUBSIDIARIES (RESTATED):

Contributions to net income of the Company by subsidiaries after elimination of intercompany transactions for the six-months ended June 30, 2003 are as follows:

			US dollars		Ratio
Company	Korean won		(Note 2)		(%)

	(In millions)		(In thousands)
	(restated)		(restated)		(restated)
Woori Bank	W	806,224	US$	675,739	146.7
Kyongnam Bank		58,136		48,727	10.6
Kwangju Bank		42,159		35,336	7.7
Woori Credit Card		(410,312)		(343,904)	(74.7)
Woori Investment Bank		39,653		33,235	7.2
Woori Finance Information System		3,324		2,786	0.6
Woori F&I		9,069		7,601	1.7
Woori Second Asset Securitization Specialty		7,496		6,282	1.3
Woori Third Asset Securitization Specialty		(2,934)		(2,459)	(0.5)
Woori Investment Trust Management		1,186		994	0.2
Woori Securities		(4,547)		(3,811)	(0.8)

Gain on valuation using the equity method		549,454		460,526	100.0

Other income		49,717		41,670
Other expenses		(91,669)		(76,832)

Net income	W	507,502	US$	425,364

19.	TRANSACTIONS WITH RELATED PARTIES:

(1)	Balances for transactions with the subsidiaries as of June 30, 2003 and December 31, 2002 are as follows:

	Korean won			US dollars (Note 2)

	Jun. 30, 2003	Dec. 31, 2002		Jun. 30, 2003		Dec. 31, 2002		Account

	(In millions)			(In thousands)
Woori Bank	W113,427	W	51,757	US$	95,069	US$	43,380	Cash and bank deposits
”	600,000		600,000		502,892		502,892	Loans
”	3,846		3,846		3,224		3,224	Guarantee deposits
”	303		43		254		36	Other receivables
”	15,782		3,905		13,228		3,273	Accrued income

	Korean won		US dollars (Note 2)

	Jun. 30, 2003	Dec. 31, 2002	Jun. 30, 2003	Dec. 31, 2002	Account

	(In millions)		(In thousands)
”	—	440	—	369	Currency swaps (assets)
”	19,897	14,911	16,677	12,498	Currency swaps (liabilities)
Kyongnam Bank	15,976	10,595	13,390	8,880	Cash and bank deposits
”	12	12	10	10	Accrued income
Kwangju Bank	11,077	10,898	9,284	9,134	Cash and bank deposits
”	50,000	50,000	41,908	41,908	Loans
”	1,117	9	936	8	Accrued income
Woori Credit Card	—	200,000	—	167,631	Loans
”	82	12	69	10	Other receivables
”	—	147	—	123	Accrued income
”	100	92	84	77	Other payables
Woori Investment Bank	52	7	44	6	Other receivables
Woori Finance
Information System	180,000	180,000	150,867	150,867	Loans
”	82	12	69	10	Other receivables
”	2,233	2,235	1,872	1,873	Accrued income
”	62	—	52	—	Other payables
	47	—	39	—	Accrued expenses
Woori F&I	114,200	34,600	95,717	29,000	Loans
”	—	78	—	65	Accrued income
Woori First Asset Securitization Specialty	173,375	188,847	145,315	158,283	Loans
”	353	431	296	361	Accrued income
Woori Second Asset Securitization Specialty	18,536	59,936	15,536	50,236	Loans
”	321	1,038	269	870	Accrued income
Woori Third Asset Securitization Specialty	29,790	65,204	24,969	54,651	Loans
”	492	1,078	412	904	Accrued income
Woori Investment Trust Management	39	6	33	5	Other receivables
Woori Credit Information	49	7	41	6	Other receivables
Woori CA Asset Management	67	—	56	—	Other receivables
Principal guaranteed trust accounts of Woori Bank	581	581	487	487	Deposits with employee retirement trust

(2)	Transactions with the subsidiaries for the six-month periods ended June 30, 2003 and 2002 are as follows:

	Korean won			US dollars (Note 2)

	2003	2002		2003		2002		Account

	(In millions)			(In thousands)
Woori Bank	W2,349	W	432	US$	1,969	US$	392	Interest income
”	11,859		—		9,940		—	Interest income
”	598		3,048		501		2,555	Gain on valuation of swap contracts
”	6,023		1,190		5,048		997	Loss on valuation of swap contracts
”	992		546		831		458	Rent
Kyongnam Bank	236		32		198		27	Interest income
Kwangju Bank	209		32		175		27	Interest income

	Korean won		US dollars (Note 2)

	2003	2002	2003	2002	Account

	(In millions)		(In thousands)
Kwangju Bank	209	32	175	27	Interest income
”	1,110	—	930	—	Interest income
Woori Credit Card	3,163	—	2,651	—	Interest income
Woori Finance Information System	6,643	—	5,568	—	Interest income
”	185	—	155	—	Other administrative expenses
Woori F&I	2,848	—	2,387	—	Interest income
Woori First Asset Securitization Specialty	6,514	10,021	5,460	8,399	Interest income
Woori Second Asset Securitization Specialty	1,001	3,091	839	2,591	Interest income
Woori Third Asset Securitization Specialty	1,427	—	1,196	—	Interest income

(3)	Transfer of credit card subscriber base

Pursuant to a transfer agreement between Kwangju Bank, one of the Company’s subsidiaries and WCC dated December 23, 2002, Kwangju Bank sold its credit card subscriber base to WCC for W27 billion (US$23 million) on February 28, 2003.

20.	EARNINGS PER COMMON SHARES:

(1)	Basic ordinary income per common share and basic net income per common share for the three-month and six-month periods ended June 30, 2003 and 2002 are as follows:

	Korean won

	2003				2002

	Three-month		Six-month		Three-month		Six-month

	(In millions, except for income per share data)
	(restated)		(restated)
Net income on common shares	W	325,563	W	507,502	W	277,499	W	146,992
Extraordinary gain (loss)		—		—		—		—
Income tax effect on extraordinary gain (loss)		—		—		—		—

Ordinary income on common shares	W	325,563	W	507,502	W	277,499	W	146,992

Weighted average number of common shares outstanding		767,944,624		767,880,412		734,729,608		731,094,109

Basic ordinary income per common shares		424		661		378		201

Basic net income per common shares	W	424	W	661	W	378	W	201

	US dollars (Note 2)

	2003				2002

	Three-month		Six-month		Three-month		Six-month

	(In thousands, except for income per share data)
	(restated)		(restated)
Net income on common shares	US$	272,872	US$	425,364	US$	232,587	US$	123,202
Extraordinary gain (loss)		—		—		—		—
Income tax effect on extraordinary gain (loss)		—		—		—		—

Ordinary income on common shares	US$	272,872	US$	425,364	US$	232,587	US$	123,202

Weighted average number of common shares outstanding		767,944,624		767,880,412		734,729,608		731,094,109

Basic ordinary income per common shares	US$	0.355	US$	0.554	US$	0.317	US$	0.168

Basic net income per common shares	US$	0.355	US$	0.554	US$	0.317	US$	0.168

(2)	Diluted ordinary income per common share and diluted net income per common share are for the three-month and six-month periods ended June 30, 2003 and 2002 are as follows:

	Korean won

	2003				2002

	Three-month		Six-month		Three-month		Six-month

	(In millions, except for income per share data)
	(restated)		(restated)
Diluted net income on common shares	W	326,449	W	508,806	W	277,614	W	146,992
Extraordinary gain (loss)		—		—		—		—
Income tax effect on extraordinary gain (loss)		—		—		—		—

Diluted ordinary income on common shares	W	326,449	W	508,806	W	277,614	W	146,992

Weighted average number of common and dilutive common shares outstanding		790,120,180		783,910,021		738,206,337		734,597,519

Diluted ordinary income per common shares		413		649		376		200

Diluted net income per common shares	W	413	W	649	W	376	W	200

	US dollars (Note 2)

	2003				2002

	Three-month		Six-month		Three-month		Six-month

	(In thousands, except for income per share data)
	(restated)		(restated)
Diluted net income on common shares	US$	273,614	US$	426,457	US$	232,683	US$	123,202
Extraordinary gain (loss)		—		—		—		—
Income tax effect on extraordinary gain (loss)		—		—		—		—

Diluted ordinary income on common shares	US$	273,614	US$	426,457	US$	232,683	US$	123,202

Weighted average number of common and dilutive common shares outstanding		790,188,490		783,910,021		738,206,337		734,597,519

Diluted ordinary income per common shares	US$	0.346	US$	0.544	US$	0.315	US$	0.168

Diluted net income per common shares	US$	0.346	US$	0.544	US$	0.315	US$	0.168

(3)	Both of basic ordinary income (loss) per share and basic net income (loss) per share for the year ended December 31, 2002 were W786 and for the three-month periods ended March 31, 2003 and 2002 were W237 and W(180), respectively.

(4)	All common stock equivalents as of June 30, 2003 are as follows:

	Face value			Common stock
Item	(In millions)		Exercise period	to be issued	Remarks

Convertible bonds	US$	36	Oct. 28, 2002 ~ Aug 27, 2005	5,914,180 shares	Using exchange rate of W1,201.4 convert 1 share at W7,313
Convertible bonds	US$	16	Jan. 21, 2003 ~ Nov. 20, 2005	3,481,173 shares	Using exchange rate of W1,215.8 convert 1 share at W5,588
Convertible bonds	W	20,000	Mar. 27, 2004 ~ Feb. 26, 2006	3,717,472 shares	Convert 1share at W5,380
Convertible bonds	US$	39	Mar. 27, 2004 ~ Feb. 26, 2006	8,661,914 shares	Using exchange rate of W1,194.9 concert 1 shares at W5,380
Stock options		—	Dec. 5, 2005 ~ Dec. 4, 2008	1,560,000 shares	(Note 14)

21.	CREDITS TO SK NETWORKS CO., LTD.(RESTATED):

Woori Bank, a subsidiary of the Company, has loans receivable from and payment guarantees for SK Networks Co., Ltd.(formerly known as SK Global) and its overseas subsidiaries (collectively referred to as “SK Global”) of W311 billion (US$261 million). In connection, Woori Bank provided W185 billion (US$155 million) as allowances for credit losses as of June 30, 2003. However, SK Networks is currently undergoing a corporate restructuring and depending on the result of this restructuring, Woori Bank’s actual losses on SK Networks credit may differ materially.

22.	RESTATEMENT OF THE INTERIM NON-CONSOLIDATED FINANCIAL STATEMENTS

After the issuance of the interim non-consolidated financial statements for the six months ended June 30, 2003, the Company discovered the events related to valuation of certain equity method investments that required adjustments of the previously issued financial statements and therefore, restated its interim non-consolidated financial statements, as explained below.

a.	Woori Bank

For the six months ended June 30, 2003, Woori Bank, a subsidiary, in which the Company’s investment is accounted for using the equity method of accounting, additionally recognized a reversal of allowances for possible losses on cash reserves of W61 billion (US$51 million) and a reversal of allowances for possible losses on recourse obligations of W5 billion (US$4 million), both of which are related to Hanvit Securitization Specialty Co., Ltds. (“Hanvit SPCs”), a reversal of impairment losses of W111 billion (US$93 million), and interest incomes of W35 billion (US$29 million) relating to available-for-sale securities purchased from those Hanvit SPCs, and dividends incomes of W28 billion (US$23 million) from the Hanvit SPCs. In addition, gains on valuation of available-for-sale securities and allowances for loan losses decreased by W44 billion (US$37 million) and W25 billion (US$21 million), respectively, and impairment losses of held-to-maturity securities increased by W11 billion (US$9 million).

Accordingly, Woori Bank’s previously reported total assets of W96,698 billion (US$81,048 million), total liabilities of W91,597 billion (US$76,772 million), and total shareholders’ equity of W5,101 billion (US$4,276 million) as of June 30, 2003, and net income of W560 billion (US$469 million) for the six months ended June 30, 2003 are adjusted to W96,904 billion (US$81,220 million), W91,591 billion (US$76,767 million), W5,313 billion (US$4,453 million) and W815 billion (US$683 million), respectively.

b.	Woori Credit Card

For the six months ended June 30, 2003, Woori Credit Card (“WCC”), a subsidiary, in which the Company’s investment is accounted for using the equity method of accounting, additionally recognized the allowance for possible losses on credit card accounts of W138 billion (US$115 million) and impairment losses of available-for-sale securities of W26 billion (US$22 million) based on the Financial Supervisory Service’s directive to WCC to change asset classification for certain credit card accounts and properly record allowances for possible losses on those credit card accounts.

Accordingly, WCC’s previously reported total assets of W4,004 billion (US$3,356 million), total liabilities of W3,756 billion (US$3,148 million), and total shareholders’ equity of W248 billion (US$208 million) as of June 30, 2003 and net loss of W246 billion (US$206 million) for the six months ended June 30, 2003 are adjusted to W3,840 billion (US$3,219 million), W3,756 billion (US$3,148 million), W84 billion (US$71 million), and W410 billion (US$344 million), respectively.

To reflect subsequent events described above, the Company increased investment securities of subsidiaries as of June 30, 2003 by W46 billion (US$39 million) and additionally recorded gains on valuation of investments using the equity method of accounting of W89 billion (US$75 million) and losses on valuation of equity securities (capital adjustment) of W43 billion (US$36 million) for the six months ended June 30, 2003. As a result, the Company’s previously reported total assets of W8,180 billion (US$6,856 million), total liabilities of W2,294 billion (US$1,923 million), and total shareholders’ equity of W5,886 billion (US$4,933 million) as of June 30, 2003, and net income of W418 billion (US$350 million) for the six months ended June 30, 2003 are amended to W8,226 billion (US$6,895 million), W2,294 billion (US$1,923 million), W5,932 billion (US$4,972 million), and W508 billion (US$426 million), respectively.

23.	SUBSEQUENT EVENTS:

a.	Woori Bank’s merger with Woori Investment Bank

Woori Bank merged with Woori Investment Bank, a subsidiary of the Company, on July 31, 2003 pursuant to a merger agreement dated June 25, 2003. As a result, Woori Bank took over substantially all of the assets and liabilities of Woori Investment Bank by exchanging one common share of Woori Investment Bank for 0.0355 share of Woori Bank. Accordingly, the number of issued common shares of Woori Bank increased from 553 million to 571 million and contributed capital of Woori Bank increased from W2,764.4 billion (US$2,317 million) to W2,852.8 billion (US$2,391 million).

b.	Woori America Bank’s merger with Panasia Bank N.A.

On September 11, 2003, Woori America Bank, an overseas 2nd -tier subsidiary of the Company merged with Panasia Bank N.A. pursuant to an agreement with National Penn Bancshares dated February 10, 2003, which had owned 100% stock of Panasia Bank N.A. The merger consideration was US$34,500 thousand and in connection with the merger, Woori Bank, a subsidiary of the Company, increased its capital holding in Woori America Bank by US$15,000 thousand.

c.	Credit to WF&I

The Company provided loans amounting to W23 billion (US$19 million) and W8.8 billion (US$7 million) to WF&I on July 7, 2003 and July 29, 2003, respectively, in order to finance the acquisitions of the securitization debentures from special purpose entities and the investments in equity of those special purpose entities. The maturity date is 4 years following the lending date and the interest rate is 7.3%.

d.	Agreements of credit line

The Company entered into agreements of line of credit with Korea First Bank on July 16, 2003, Shinhan Bank on August 21, 2003, and Samsung life insurance Co.,Ltd., respectively, on September 15, 2003 which are summarized as follows (unit: Korean won in millions):

	Line of credit	Interest rate	Fees

Korea First Bank	W100,000	CD+1.5%	0.1%
Shinhan Bank	W200,000	CD+1.4%	0.1%
Samsung life insurance Co., Ltd.	W100,000	6.1%	—

e.	Issuance of new shares of Woori Credit Card

The Company purchased 128,000,000 of new shares of WCC for W640 billion (US$536 million) on September 30, 2003. As a result, the number of issued common shares and the capital of WCC increased to 402,600,000 shares and W2,013 billion (US$1,687 million), respectively.

24.	ECONOMIC UNCERTAINTIES:

In response to general unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying consolidated financial statements reflect management’s assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management’s current assessment.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd. (Registrant)

Date: November 14, 2003	By:	/s/ Won Gihl Sohn (Signature) Name: Won Gihl Sohn Title: Managing Director